XL CAPITAL ASSURANCE INC.
AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2006 AND FOR THE THREE AND SIX MONTH PERIODS
ENDED JUNE 30, 2006 AND 2005

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Balance Sheets
(UNAUDITED)
(U.S. dollars in thousands, except share and per share amounts)

	As at	As at
	June 30,	December 31,
	2006	2005

Assets
Investments
Fixed maturities available for sale, at fair value
(amortized cost: 2006 - $302,982; 2005 - $281,719)	$292,687	$279,423
Short-term investments, at fair value
(amortized cost: 2006 - $5,512; 2005 - $7,244)	5,502	7,242
Other invested assets	2,789	17,621

Total investments	300,978	304,286
Cash and cash equivalents	46,358	32,337
Accrued investment income	2,739	2,650
Prepaid reinsurance premiums	503,180	440,241
Premiums receivable	8,676	5,034
Reinsurance balances recoverable on unpaid losses	129,312	122,073
Intangible assets - acquired licenses	11,529	11,529
Deferred federal income tax asset	16,237	18,845
Other assets	12,217	16,711

Total assets	$1,031,226	$953,706

Liabilities and Shareholder's Equity
Liabilities
Unpaid losses and loss adjustment expenses	$138,336	$131,602
Deferred premium revenue	563,145	492,406
Deferred ceding commissions, net	47,853	41,191
Reinsurance premiums payable	12,376	1,080
Funds held - affiliate	2,510	15,859
Accounts payable, accrued expenses and other liabilities	24,664	32,719
Current federal income tax payable	179	1,023
Intercompany payable to affiliates	19,953	10,878

Total liabilities	809,016	726,758

Shareholder's Equity
Common stock (par value $7,500 per share; 8,000 shares
authorized; 2,000 shares issued and outstanding)	15,000	15,000
Additional paid-in capital	239,173	239,173
Accumulated other comprehensive (loss) (net of deferred
federal income tax liability of: 2006 - $0; 2005 - $57)	(10,305)	(2,355)
Accumulated deficit	(21,658)	(24,870)

Total shareholder's equity	222,210	226,948

Total liabilities and shareholder's equity	$1,031,226	$953,706

See notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statement of Operations and Comprehensive Income
(UNAUDITED)
(U.S. dollars in thousands)

	Three Months Ended		Six months ended
	June 30,		June 30,

	2006	2005	2006	2005

Revenues
Gross premiums written	$99,351	$77,964	$170,131	$115,378
Ceded premiums written	(89,129)	(69,795)	(152,559)	(103,503)

Net premiums written	10,222	8,169	17,572	11,875
Change in net deferred premium revenue	(4,339)	(4,802)	(7,798)	(5,295)

Net premiums earned	5,883	3,367	9,774	6,580
Net investment income	3,702	3,167	7,418	6,201
Net realized gains (losses) on investments	(909)	65	(1,384)	9
Net realized and unrealized gains (losses) on
credit derivatives	123	(336)	(120)	(128)
Fee income and other	875	21	1,000	76

Total revenues	9,674	6,284	16,688	12,738

Expenses
Net losses and loss adjustment expenses	393	4,120	914	4,482
Net operating expenses	5,618	8,349	12,750	11,909

Total expenses	6,011	12,469	13,664	16,391

Income (loss) before federal income taxes	3,663	(6,185)	3,024	(3,653)

Total federal income tax (benefit)	(203)	(1,843)	(188)	(868)

Net income (loss)	3,866	(4,342)	3,212	(2,785)
Comprehensive income (loss)
Other comprehensive income (loss)	(3,150)	3,556	(7,950)	965

Comprehensive income (loss)	$716	$(786)	$(4,738)	$(1,820)

See notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Changes in Shareholder’s Equity
(UNAUDITED)
(U.S. dollars in thousands, except share amounts)

	Six Months	Year Ended
	Ended	December 31,
	June 30, 2006	2005

Common Shares
Number of shares - beginning of year	2,000	2,000

Number of shares - end of period	2,000	2,000

Common Stock
Balance - beginning of year	$15,000	$15,000

Balance - end of period	15,000	15,000

Additional Paid-In Capital
Balance - beginning of year	239,173	239,173

Balance - end of period	239,173	239,173

Accumulated Other Comprehensive Income (loss)
Balance - beginning of year	(2,355)	1,578
Net change in unrealized appreciation of investments,
net of deferred federal tax benefit of $57
in 2006, $793 in 2005	(7,950)	(3,933)

Balance - end of period	(10,305)	(2,355)

Accumulated Deficit
Balance - beginning of year	(24,870)	(21,785)
Net income (loss)	3,212	(3,085)

Balance - end of period	(21,658)	(24,870)

Total shareholder's equity	$222,210	$226,948

See notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows
(UNAUDITED)
(U.S. dollars in thousands)

	Six Months Ended
	June 30,

	2006	2005

Cash flows provided (used) by operating activities
Net income (loss)	$3,212	$(2,785)
Adjustments to reconcile net income (loss) to net cash provided (used)
by operating activities
Net realized losses (gain) on sale of investments	1,384	(9)
Net realized and unrealized losses on credit derivatives,
excluding cash received and paid	120	128
Amortization of premium on bonds	354	578
(Decrease) increase in unpaid losses and loss adjustment expenses, net	(505)	4,190
Increase in deferred premium revenue, net	7,800	5,295
Increase in deferred ceding commissions, net	6,662	2,235
Increase in reinsurance premiums payable	11,296	6,779
(Increase) decrease in premiums receivable	(3,642)	2,720
(Increase) decrease in accrued investment income	(89)	30
(Decrease) in current federal income tax payable	(844)	-
Provision for deferred federal income tax asset	2,608	(868)
(Decrease) Increase in accounts payable and accrued expenses	(10,142)	4,638
Increase (decrease) in intercompany payable to affiliates	9,075	(10,479)
Other	6,519	(3,089)

Total adjustments	30,596	12,148

Net cash provided by operating activities	33,808	9,363

Cash flows from investing activities
Proceeds from sale of fixed maturities and short-term investments	64,496	54,113
Proceeds from maturity of fixed maturities and short-term investments	9,148	6,159
Purchase of fixed maturities and short-term investments	(93,431)	(68,660)

Net cash used in investing activities	(19,787)	(8,388)

Increase in cash and cash equivalents	14,021	975
Cash and cash equivalents
Beginning of year	32,337	58,038

End of period	$46,358	$59,013

Taxes paid	$(738)	$-

See notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

1.	Organization and Ownership

Through June 30, 2006, XL Capital Assurance Inc. (“XLCA”) was a wholly owned subsidiary of XL Reinsurance America, Inc. (“XL RE AM”), which in turn is an indirect wholly owned subsidiary of XL Capital Ltd (“XL Capital”), a public company whose shares are listed on the New York Stock Exchange. On March 17, 2006, XL Capital formed Security Capital Assurance Ltd (“SCA”), a Bermuda based holding company, in anticipation of contributing its ownership interests in its financial guaranty insurance and reinsurance businesses to SCA and selling an interest therein to the public through an initial public offering (“IPO”) of SCA common shares. The aforementioned businesses consist of XLCA and its wholly owned subsidiary, XL Capital Assurance (U.K.) Limited (“XLCA-UK”), and XL Financial Assurance Ltd. (“XLFA”) a Bermuda financial guaranty reinsurer, which is wholly owned by XL Capital through its wholly owned subsidiary, XL Insurance (Bermuda) Ltd. In connection with the planned IPO, effective July 1, 2006: (i) XL RE AM transferred 100% of its ownership of XLCA to XL Insurance (Bermuda) Ltd. (“XLI”), (ii) XLI contributed XLCA to SCA, and (iii) SCA contributed XLCA to SCA Holding US Inc. On August 4, 2006, the IPO was consummated. Assuming no exercise of the underwriters option to purchase additional common shares of SCA, XL Capital will own approximately 65% of SCA’s outstanding common shares.

XLCA is an insurance company domiciled in the State of New York and is licensed to conduct financial guaranty insurance business throughout all 50 of the United States, as well as in the Commonwealth of Puerto Rico, the District of Columbia, and the U.S. Virgin Islands. In addition, XLCA through XLCA-UK, which is an insurance company organized under the laws of England, is permitted to conduct financial guaranty business in England, Ireland, Spain, France, Portugal, Italy, Norway, The Netherlands, Greece, and Germany (XLCA and XLCA-UK are hereafter collectively referred to as the “Company”). Also, to facilitate distribution of its products XLCA maintains a branch office in Singapore and XLCA-UK maintains a branch office in Madrid. In addition XLCA has an office in California. XLCA and XLCA-UK have triple-A financial strength ratings from Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc., and Fitch Inc. The Company is primarily engaged in the business of providing credit enhancement on fixed and variable rate income securities through the issuance of financial guaranty insurance policies, and credit protection on specific referenced credits or on pools of specific referenced credits through guarantees of credit default swaps issued by trusts established to comply with New York State Insurance Law.

Financial guaranty insurance provides an unconditional and irrevocable guaranty to the holder of a debt obligation of full and timely payment of principal and interest. In the event of a default under the obligation, the insurer has recourse against the issuer and/or any related collateral (which is more common in the case of insured asset-backed obligations or other non-municipal debt) for amounts paid under the terms of the policy. Credit default swaps are derivative contracts which offer credit protection relating to a particular security or pools of specified securities. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a referenced security. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guaranty insurance. The Company’s underwriting policies limit the Company to providing credit protection on obligations or referenced securities that it determines would be of investment-grade quality without the benefit of credit enhancement provided by the Company through the issuance of insurance policies and credit default swaps. See Note 3 for further details.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

2.	Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiary and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations as at the end of and for the periods presented. The results of operations for any interim period are not necessarily indicative of the results for a full year. All significant inter-company accounts and transactions have been eliminated. These statements should be read in conjunction with the Company’s December 31, 2005 consolidated financial statements and notes thereto. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

3.	Credit Default Swaps

Credit default swaps insured by the Company meet the definition of a derivative under SFAS No. 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure and credit quality of the transaction. The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company intends to hold them to maturity.

Credit default swaps generally cover a portfolio of securities. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer of first loss protection is created with the Company participating in the senior or higher quality-rated tranches of the transaction.

The Company’s exposure is fair valued taking into account changes in credit spreads, current market conditions, as well as the overall credit quality of the underlying collateral.

The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after exhaustion of various first loss protection levels. These credit events are contract-specific, but generally cover bankruptcy, failure to pay, and repudiation. The credit default swap portfolio consists of obligations backed by structured pools of corporate obligations that were awarded investment- grade ratings at the deals’ inception. As of June 30, 2006, on a net par basis, approximately 93.6% of the portfolio is rated “AAA” with the remaining 6.4% allocated to other investment-grade ratings. As of June 30, 2006, the weighted average term of the contracts in-force was 7.32 years.

Changes in the fair value of credit default swaps attributable to earnings from premiums received by the Company from the issuance of such contracts are recorded in the line item caption entitled “premium” in the accompanying combined statement of operations. In addition, changes in the fair value of credit default swaps attributable to losses from actual and expected payments to counterparties under such contracts are recorded in the line item caption entitled “net losses and loss adjustment expenses” in the accompanying combined statement of operations, and the remaining components of the change in fair value of credit defaults swaps, which are attributable to the market and other factors discussed above, are recorded in the line item caption entitled “net realized and unrealized gains (losses) on credit derivatives” in the accompanying combined statement of

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

operations. This presentation is applicable only to credit default swaps issued by the Company that it has the intent and ability to hold to maturity and is consistent with practices in the financial guaranty insurance industry for reporting the results of such instruments.

The following tables present the amounts related to credit default swaps reflected in our financial statements as at and for the periods indicated:

	(unaudited)
(U.S. dollars in thousands)	Three Months Ended
	June 30,

	2006	2005

Statement of Operations
Gross premiums written	$5,471	$3,474
Net premiums earned	516	310
Net realized and unrealized (losses) gains on credit derivatives	123	(336)
Net losses and loss adjustment expenses	76	27

	(unaudited)
	Six Months Ended
	June 30,

	2006	2005

Statement of Operations
Gross premiums written	$10,948	$8,357
Net premiums earned	1,026	761
Net realized and unrealized (losses) on credit derivatives	(120)	(128)
Net losses and loss adjustment expenses	149	81

	(unaudited)
(U.S. dollars in thousands)	As at	As at
	June 30,	December 31,
	2006	2005

Balance Sheets
Assets
Reinsurance balances recoverable on unpaid losses	$10,375	$9,334
Other assets (1)	11,929	16,378

Total assets	$22,304	$25,712

Liabilities
Unpaid losses and loss adjustment expenses	$11,348	$10,155
Other liabilities (1)	11,096	15,423

Total liabilities	$22,444	$25,578

(1) Amounts represent components of fair value on credit derivatives that were not affected in connection with the change in presentation discussed above. Such amounts are net of amounts recoverable from an affiliate, XL Financial Assurance Ltd, which has contractually assumed a portion of the economics of such credit derivatives written by the Company.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

4.	New Accounting Pronouncements and Developments

In April 2006, the FASB issued FSP FIN 46(R)-6, Determining the Variability to be Considered in Applying FIN 46(R), which states that the variability to be considered when applying FIN 46(R) should be based on an analysis of the design of an entity which entails analyzing the nature of the risks in the entity and determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders. Typically, assets and operations of the entity create the variability (and thus are not variable interests), while liabilities and equity interests absorb that variability (and thus, are variable interests). The role of a contract or arrangement in the design of the entity, regardless of its legal form or accounting classification, shall dictate whether that interest should be treated as creating or absorbing variability for the entity. The guidance in this FSP must be applied as of July 1, 2006 and is not expected to have a material impact on the Company’s financial condition or results of operations but will form an important part of the Company’s evaluation of any relevant structures prospectively.

In June 2005, at the request of the Securities and Exchange Commission, the Financial Accounting Standards Board (“FASB”) added a project to their agenda to review and provide guidance for the accounting for financial guaranty insurance contracts under which it will consider claims liability recognition, premium recognition, and the related amortization of deferred policy acquisition costs. The Company will continue to apply the accounting policies noted herein until further guidance is provided by the FASB. The Company will continue its loss reserving practices as described in its 2005 year-end financial statements until further guidance is provided by the FASB.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this FASB will not have material impact on the Company’s financial condition or results of operations.

5.	Variable Interest Entities

The Company insures obligations issued by variable interest entities (“VIEs”) in the ordinary course of the Company’s business. The Company provides financial guaranty insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers’ ability to charge fees for specified services or projects, and corporate risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through VIEs. In synthetic transactions, the Company guaranties payment obligations of counterparties, including VIEs, through credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance of these VIEs for premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. These financial guaranty insurance contracts represent variable interests held by the Company in VIEs.

In underwriting financial guaranty insurance, the Company generally requires that guarantied obligations be investment-grade prior to the provision of credit enhancement. Typically, in the case of asset-backed securities and other structured obligations, such investment grade ratings are based upon subordination, cash reserves and other structural protections. Consequently, the Company has determined that it is not the primary beneficiary of any VIEs in which it holds a variable interest. Accordingly, these VIEs are not consolidated.

6.	Tax Sharing Agreement

As a wholly owned subsidiary of XL RE AM, the Company is consolidated with XL America, Inc (“XLA”) for purposes of determining its U.S. federal income tax liability through June 30, 2006. As a result of the transfer of ownership of XLCA to SCA Holding US Inc. (see Note 1), XLCA will be

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

required to file its own federal income tax return and will no longer qualify to be consolidated with the XLA tax group subsequent to June 30, 2006.

XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated U.S. federal income tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. As at June 30, 2006 and December 31, 2005, the Company had a federal income tax payable of $179 thousand and $1.0 million to XLA, respectively.

As at June 30, 2006 and December 31, 2005, the Company had deferred federal income tax assets of $16.2 million and $18.8 million, respectively. In December 2005, the Company established a valuation allowance relating to net unrealized capital losses and a net realized capital loss carry forward that may not be realized within a reasonable period of $888 thousand. At June 30, 2006, such valuation allowance was $4.2 million, resulting from an increase therein of $1.9 million and $3.3 million, respectively, during the three and six month periods ended June 30, 2006.

At June 30, 2006, XLCA has net unrealized capital losses and a net realized capital loss carry forward of approximately $10.3 million and $1.7 million respectively. The net realized capital loss carry forward will expire in 2011.

Management believes it is more likely than not that the tax benefit relating to the Company’s deferred tax assets, net of the valuation allowance discussed above, will be realized. In addition, as a result of the aforementioned transfer of ownership of XLCA and the pending IPO, management of XLCA has evaluated the realizability of the Company’s deferred tax assets without the benefit of being a member of the XL Capital consolidated U.S. tax group and has concluded that the valuation should not be increased.

.

7.	Treaties and Agreements with Affiliates

Services Agreements with Affiliates

As of June 30, 2006, XLCA had the following services agreements with affiliates. In connection with the IPO, the Company terminated and amended certain of the treaties and agreements referred to below:

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

  an agreement (the “XLFAS Agreement”) with XL Financial Administrative Services Inc. (“XLFAS”), whereby XLFAS provides XLCA with substantially all personnel services, as well as certain office space and furniture and equipment used by XLCA. Under the terms of this agreement, the costs of the aforementioned services are charged to XLCA in accordance with the requirements of Regulation 30 of the NYID. For the three months ended June 30, 2006 and 2005, the Company incurred costs under this agreement in the amount of $11,757,235 and $19,805,652, respectively. For the six months ended June 30, 2006 and 2005, such expenses were $21,872,308 and $29,206,287, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

  an agreement (the “XLFP Agreement”) with XL Financial Products Ltd. (“XLFP”), whereby XLFP provides certain services to XLCA, including: identification and analysis of business opportunities; assistance in structuring and tailoring products; marketing; and communication to XLCA of any notices or other documents which XLFP receives relating to claims or other incidents under any of the policies. Under the terms of this agreement, the costs of the aforementioned services are charged to the XLCA. For the three months ended June 30, 2006 and 2005, the Company incurred costs under this agreement in the amount of $121,243 and $123,854, respectively. For the six months ended June 30, 2006 and 2005 such expenses were $235,621 and $242,461, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

  an agreement with XL Global Services, Inc. (“XLGS”), whereby XLGS provides XLCA various services, including; information technology support, reinsurance and retrocessional consulting and management services, as well as actuarial, finance and internal audit services.
  Under the terms of this agreement, the costs of the aforementioned services are charged to XLCA. For the three months ended June 30, 2006 and 2005, the Company incurred costs under these agreements in the amount of $1,628,376 and $3,190,585, respectively. For the six months ended June 30, 2006 and 2005 such expenses were $3,394,724 and $5,842,850, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

  an agreement with certain of its U.S. affiliates, including its ultimate U.S. holding company, XL America, Inc. (“XLA”), whereby XLA provides XLCA with certain services: including: advertising and participation on behalf of XLCA in certain regulatory mandated associations. Under the terms of this agreement, the costs of the aforementioned services are charged to XLCA. For the three months ended June 30, 2006 and 2005 the Company incurred costs under these agreements in the amount of $542,472 and $1,503,640 respectively. For the six months ended June 30, 2006 and 2005 such expenses were $1,213,281 and $2,479,042, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

  an agreement, effective January 1, 2005, with XL Investment Management Ltd. (“XLIM”), whereby XLIM provides investment management services to XLCA. Under the terms of this agreement the costs of the aforementioned services are charged to XLCA. For the three months ended June 30, 2006 and 2005 the Company incurred expenses of $42,206 and $38,983, respectively. For the six months ended June 30, 2006 and 2005 such expenses were $88,418 and $78,121, respectively, which are reflected in “Net investment income” in the accompanying consolidated statements of operations.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Employee Benefit Plans

XLA maintains a qualified defined contribution pension plan for the benefit of all eligible employees and a non-qualified deferred compensation plan for the benefit of certain employees of XLFAS and some other subsidiaries (collectively, the “Plans”). XLFAS’s discretionary contributions to both Plans are based on a fixed percentage of employee contributions as defined by the Plans. The Company’s share of allocated pension expense was $485,182 and $703,650 for the three months ended June 30, 2006 and 2005, respectively. For the six months ended June 30, 2006 and 2005, such expenses were $1,153,245 and $1,272,660, respectively,

Reinsurance Treaties with Affiliates

The Company has a facultative quota share reinsurance treaty (“Treaty”) with XLFA. Under the terms of the Treaty through June 30, 2006, XLFA agrees to reinsure up to 90% of the guaranty business written by the Company provided it meets certain specified parameters. Effective July 1, 2006, the Treaty was amended to reduce the maximum percentage that XLCA can reinsure to XLFA to 75%. In addition, the Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the agreement.

The Company has a facultative reinsurance arrangement (the “XL Re Treaty”) with XL RE AM. Under the terms of the XL Re Treaty, XL RE AM agrees to reinsure risks insured by the Company under financial guaranty insurance policies up to the amount necessary for the Company to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. Such reinsurance was on an automatic basis prior to the effective date of the IPO and is on a facultative basis on and after the effective date of the IPO. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

Amounts ceded to affiliate reinsures are as follows:

(U.S. dollars in thousands)

	Three Months Ended
	June 30,

	2006	2005

Ceded premiums written	$88,507	$68,989
Ceded premiums earned	52,755	28,089
Ceding commission revenue	14,124	13,553
Ceded losses and loss adjustment expenses	3,183	21,827

	Six Months Ended
	June 30,

	2006	2005

Ceded premiums written	$151,303	$101,203
Ceded premiums earned	88,256	56,004
Ceding commission revenue	24,970	22,369
Ceded losses and loss adjustment expenses	6,882	25,433

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Related Party Guarantees

Effective May 1, 2004, XLI has entered into a reinsurance agreement guaranty with respect to the Treaty. Pursuant to this reinsurance agreement guaranty, XLI unconditionally and irrevocably guaranties to XLCA the full and complete payment of all of XLFA’s obligations under the Treaty, including without limitation, the payment of all amounts when due. As of the effective date of the IPO, this guaranty was terminated with respect to all new cessions under the Treaty, remains in effect with respect to past cessions under such reinsurance agreement guaranty without the payment of any additional or incremental consideration.

The Company provides financial guaranty insurance policies insuring timely payment of investment agreements issued by XL Asset Funding Company I LLC (“XLAF”), an affiliate of the Company. As of June 30, 2006 and December 31, 2005, the aggregate face amount of such investment agreements insured by the Company before reinsurance was $3.5 billion ($351.6 million after reinsurance to XLFA) and $3.7 billion ($366.7 million after reinsurance to XLFA), respectively. In addition, the Company insures XLAF’s obligation under certain derivative contracts issued and purchased by XLAF. As at June 30, 2006 the total notional value of such contracts insured was $185.8 million. For the period ended June 30, 2006 and 2005, the company recorded earned premiums of $954,369 and $763,308, respectively. For the six month period ended June 30, 2006 and 2005, the Company recorded earned premiums of $1,913,295 and $1,371,552, respectively.

XLI guarantees the obligations of XLCA in connection with certain transactions insured by XLCA- UK. As of June 30, 2006 and December 31, 2005, the gross par outstanding related to these transactions were approximately $976.4 million ($58.8 million net of reinsurance) and $913.3 million ($53.7 million net of reinsurance), respectively.

8.	Liability for Losses and Loss Adjustment Expenses

The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

	(Unaudited)
	As at and for the		As at and for the
	Six Months Ended		Twelve Months Ended
	June 30, 2006		December 31, 2005

(U.S. dollars in thousands)	Case	Unallocated	Case	Unallocated
	Reserves	Reserves	Reserves	Reserves

Unpaid losses and loss expenses at beginning of year	$66,190	$65,412	$45,550	$49,774
Unpaid losses and loss expenses recoverable	(62,518)	(59,555)	(45,588)	(45,523)

Net unpaid losses and loss expenses at beginning of year	3,672	5,857	(38)	4,251
Increase in net losses and loss expenses
incurred in respect of losses occurring in:
Current year	-	765	12	1,606
Prior years	149	-	3,676	-
Less net losses and loss expenses (paid)
recoverable received	(1,419)	-	22	-

Net unpaid losses and loss expenses at end of period	2,402	6,622	3,672	5,857
Unpaid losses and loss expenses recoverable	63,616	65,696	62,518	59,555

Unpaid losses and loss expenses at end of period	$66,018	$72,318	$66,190	$65,412

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Case Basis Reserves for Losses and Loss Adjustment

Set forth below is a discussion of certain significant case basis reserves established by the Company:

a.	During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million, representing the present value loss expected to be incurred in the future with respect to an insured project financing. Because this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in a net loss, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first-loss basis by an affiliate of the Company and, accordingly, there was no net impact on the Company’s results of operations from this loss provision. Pursuant to the assumptions upon which the estimate was based, under its existing reinsurance arrangements, approximately 17.5% of any additional loss provision in excess of the aforementioned amount provided will be retained by the Company. During 2005, the Company recorded an additional provision for loss relating to this transaction of $16.7 million ($2.8 million after reinsurance to affiliates), on a net present value basis, to reflect certain adverse developments. There has been no development in such loss reserve since such provision through June 30, 2006. The total remaining par insured by the Company in connection with this transaction, which amortizes over the next 12 years, aggregated approximately $237.7 million ($40.4 million net of reinsurance to affiliates) at June 30, 2006. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary, as new information becomes available.

b.	In December 2005, certain notes which were insured by the Company and collateralized by loans to medical providers (the “Insured Notes”) defaulted upon their maturity. In satisfaction of the resulting claim, the Company purchased the Insured Notes for $20.2 million, which represented the remaining outstanding principal and accrued interest on the Insured Notes. The Insured Notes were recorded as an investment at their estimated fair value of $19.5 million at the date of acquisition and are reflected in the accompanying consolidated balance sheet under the caption, “Other invested assets”. The difference between the estimated fair value of the Insured Notes at the date they were acquired and the consideration paid to acquire the notes was recorded as a paid loss of $0.7 million ($0.1 million, net of reinsurance to XLFA). At December 31, 2005, the Company had a receivable from XLFA in the amount of $7.7 million with respect to the remaining amount uncollected for the Insured Notes, which was fully paid shortly thereafter. In addition, the Company had a “Funds held” liability to XLFA at June 30, 2006 and December 31, 2005 in the amount of $2.5 million and $15.9 million, respectively. The Funds held liability accrues interest at the same rate of the Insured Notes.

The estimate of fair value of the Insured Notes was based on the Company’s estimate of the fair value of the underlying collateral which, as previously discussed, consisted of loans to medical providers. Certain of these loans were made to Intrepid USA Inc. and certain of its affiliates (“Intrepid”), a national provider of home nursing services to patients with acute illnesses. Intrepid declared bankruptcy in 2004. On February 3, 2006, Intrepid emerged from bankruptcy. In connection therewith, in February 2006, the Company accepted preferred stock of Intrepid in exchange for the cancellation of a portion of the Insured Notes. This preferred stock is in-substance common stock, as defined in EITF 02- 14, Whether an Investor Should Apply the Equity Method of Accounting to Investments

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Other Than Common stock, and represents a 49% ownership interest in Intrepid. In connection with, and critical to, Intrepid’s emergence from bankruptcy was certain exit financing obtained by Intrepid. Pursuant to the terms of the related credit agreement, Intrepid must achieve certain financial targets over certain periods of time. In certain cases, if such targets are not met, the provider of such financing may foreclose on all ownership interest in Intrepid. If the provider of the financing foreclosed on all ownership interest in Intrepid, the Company would be required to write-off the carrying value of this investment.

In June 2006, in recognition of the challenges facing Intrepid in achieving the aforementioned financial targets for the period ended June 30, 2006, the Company and other equity holder’s and creditors in Intrepid, negotiated an agreement in principle to effect a restructuring of Intrepid’s capitalization. Pursuant to the restructuring, the Company’s ownership interest in Intrepid will be reduced from 49% to 12.4%. In addition, at June 30, 2006, the Company recognized an impairment charge of approximately $9.0 million ($0.9 million, net of reinsurance to XLFA) on its investment in Intrepid reflecting management’s best estimate of the value of such investment at that date, which considered the aforementioned restructuring and an updated forecast of Intrepid’s expected future operating performance, as well as a valuation of the Company’s investment in Intrepid by an outside valuation consulting firm.

At June 30, 2006, the carrying values of the Insured Notes and preference shares in Intrepid were $1.8 million and $1.0 million, respectively.

c.	During the year ended December 31, 2005, the XLCA recorded a provision for loss of $5.2 million ($0.9 million after reinsurance to affiliates) representing the present value loss expected to be incurred in the future with respect to an insured residential mortgage securitization. There has been no development in such loss reserve since its initial establishment through June 30, 2006. The total insured exposure to which this loss relates was 82.6% reinsured by an affiliate of the Company on a pro rata basis. The total remaining par insured by the XLCA in connection with this transaction aggregated approximately $202.3 million ($30.2 million net of reinsurance to affiliates) at June 30, 2006, and amortizes over many years into the future. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary, as new information becomes available.

In addition to the matters discussed above, at June 30, 2006 the Company had case basis loss adjustment expense reserves of $2.0 million, which primarily relate to remediation efforts associated with the aforementioned transactions.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Unallocated Reserves

For the three months ended June 30, 2006, the Company had net favorable development of its unallocated loss reserves, as compared to the comparable prior year period. The favorable loss reserve development resulted from updating the expected risk expiration of the Company’s in-force book of business at the end of 2005, as well as the impact of changes in the in-force book of business that have occurred during 2005.

Insured Exposure in Geographic Area Impacted by Hurricanes Katrina and Rita

As at June 30, 2006, the Company’s had insured principal exposure of $332.1 million ($33.2 million, net of reinsurance to XLFA) for the credits located in the Alabama, Louisiana, Mississippi, and Texas counties designated by the Federal Emergency Management Agency (FEMA) for “Individual and Public Assistance” (excluding counties designated to receive only Category A: Debris Removal and Category B: Emergency Protective Measures) as a result of Hurricanes Katrina and Rita. Such exposure consists solely of guaranteed public finance exposures. The Company has no direct exposure to the City of New Orleans or to any other issuer located in such City. The Company’s asset-backed transactions are backed by pools of geographically diverse assets with minimal concentration in the areas affected. As at June 30, 2006, the Company has not been notified of any claims associated with Hurricane Katrina or Hurricane Rita. In addition, based on the Company’s assessment of its exposures in the affected areas and all related available information, it has not established any reserves at such date. As additional information becomes available, the Company will assess the need for reserves and make provision therefore as considered necessary.